SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                 CNPJ/MF n 02.558.132/0001-69 / NIRE 53300005800

                             A Publicly-Held Company


                   MINUTES OF THE GENERAL SHAREHOLDERS MEETING

                             HELD ON APRIL 29, 2002


On the 29th (twenty-ninth) day of April 2002 (two-thousand and two), at 10:00 (ten o'clock AM), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DF, shareholders of Tele Centro Oeste Celular Participacoes S/A held a General Shareholders Meeting. These shareholders represent the majority of the voting shares, according to the entries in the Shareholders' Attendance Logbook. Following the provisions in article 128 of law number 6404/76 and equally the provisions in article 14 of the Company's Bylaws, the Chairman of the Board Mr. MARIO CESAR PEREIRA DE ARAUJO conducted the works and appointed myself, ARTHUR ANTONIO MAGALHAES FONSECA, to act as secretary. Prior to starting the assembly the President reported the presences of Mr. AUREO MONTEIRO DE MORAES and Mr. AUGUSTO PATARELI, members of the Company's Statutory Audit Committee, as required by article 164 of law number 6404/76, Mr. LUIZ CARLOS NANNINI, representing ERNST & YOUNG AUDITORES INDEPENDENTES S/C, as required by dispositions under article 134 of Law 6404/76, and of Mr. ANTONIO GOMES DE LIMA, of the Company's Accounting Department. The Chairman also informed that any dissenting protest, questions or requests relative to the matters to be decided therein should be presented to the board in writing. Starting the works, he informed that the Assembly was being held in conformity with the terms in the Call for Attendance published in DIARIO OFICIAL DO DISTRITO FEDERAL in the issues of April 15, April 16 and April 17 (on pages 38, 56 and 60 respectively) and in GAZETA MERCANTIL NACIONAL, in the April 12, April 15 and April 16 issues (on pages A-6, C-64 and A-14 respectively), according to article 124 of law number 6404/76, with the following ORDER OF THE DAY: (1) to receive the administrators' Statement of Accounts and to examine, discuss and vote the financial statements and the Administrative Report referring to fiscal year ended December 31, 2001; (2) to decide on the destination of the net profit obtained in the period; (3) to approve the distribution of dividends, including the homologation of the values defined by the Board for distribution as Interest on Owned Capital and as dividends; (4) to establish the date for payment of the Interest on Owned Capital; (5) to choose the members of the Company's Statutory Audit Committee; (6) to establish the values for remuneration of the members of the Statutory Audit Committee; (7) to inform the names of the newspapers that will be used by the Company for its Press Release, as provided in paragraph 3 of article 289 of law number 6404/76. MOVING ONTO ITEM 1 IN THE ORDER OF THE DAY the President then submitted the Company's financial statements and the administrative report, together with the report prepared by independent auditors ERNST & YOUNG and the Statutory Committee's report relative to fiscal year closed December 31, 2001 and published by the DIARIO OFICIAL DO DISTRITO FEDERAL in the March 27, 2002 issue (page 67) and by GAZETA MERCANTIL NACIONAL in the March 27, 2002 issue (page C-12), copies of which have been made available to the shareholders attending. After the matter was submitted to discussion and voted, it was unanimously approved. The BANCO DO BRASIL PENSION FUND (Caixa de Previdencia dos Funcionarios do Banco do Brasil) abstained from voting. The President then submitted ITEMS 2 AND 3 of the order of the day, relative to the destination of the net profit obtained in the period and to the distribution of complementary dividends, including the homologation of the values distributed as Interest on Owned Capital and dividends, respectively. The President submitted the Proposal presented by the Administration regarding the items under appreciation, which was entirely read by the Secretary and which had the following content: "TO ALL SHAREHOLDERS: In accordance with article 34 of the Company's Bylaws, the Administration of Tele Centro Oeste Celular Participacoes S/A proposes the following distribution of Net Income in the value of R$ 208,104,165.79 (two hundred and eight million, one hundred and four thousand, one hundred and sixty five Brazilian Reais and seventy nine cents): 1. LEGAL RESERVE. In conformity with article 193 of law number 6404/76, the Administration proposes to direct 5% (five percent) of that Net Income to constituting a Legal Reserve in the value of R$ 10,405,208.29 (ten million, four hundred and five thousand, two hundred and eight Brazilian Reais and twenty nine cents); 2. INTEREST ON OWNED CAPITAL AND DIVIDENDS. From the adjusted net income obtained in the fiscal year ended December 31, 2001, in conformity with article 34 of the Company's Bylaws and as decided by the Company's Board of Directors, the Administration proposes to direct to the owners of the Company's preferential and common shares, interest on owned capital and dividends in the value of R$ 74,500,079.00 (seventy four million, five hundred thousand and seventy nine Brazilian Reais), representative of 25.22% of the net profit obtained in the period, with an addition of R$ 97,675,880.47 (ninety-seven million, six hundred and seventy-five thousand, eight hundred and eighty Brazilian Reais and forty-seven cents), relative to the reversion of the Unrealized Income Reserve, of which R$ 40,500,079.00 (forty million, five hundred thousand and seventy-nine Brazilian Reais) would be paid as dividends and R$ 34,000,000.00 (thirty-four million Brazilian Reais), net of Withheld Income Tax, would be paid as Interest on Owned Capital and included in the calculation of the minimum mandatory dividend. The shareholders will set the date for payment of the respective dividends and interest on owned capital. Below are described in detail all the decisions reached by the Board of Directors relative to the payment of dividends and interest on owned capital to be approved by the General Assembly:

1. INTEREST ON OWNED CAPITAL: In accordance with article 35 of the Company's Bylaws and with article 9 of Law 9249/95 and CVM Instruction 207/96, this administration proposes the approval of the following distribution of interest on owned capital in the gross amount of R$ 40,000,000.00 (forty billion Brazilian Reais) after deduction of the due income tax, to the owners of the Company's preferred and common shares, as decided by the Board of Directors. The distribution of interest on owned capital should be included in the calculation of the minimum mandatory dividend:

1.a) INTEREST ON OWNED CAPITAL PAYABLE BASED ON SHAREHOLDING AT JUNE 30, 2001

                                                --------------------------------------------------------------
                                                   COMMON SHARES      PREFERRED SHARES           TOTAL
     ---------------------------------------------------------------------------------------------------------
     Number of shares                            126,433,338,109      240,029,997,060      366,463,335,169
     ---------------------------------------------------------------------------------------------------------
     Total interest on owned capital                5,175,142.72         9,824,857.28        15,000,000.00
     ---------------------------------------------------------------------------------------------------------
     Total interest on owned                        0.0000409318         0.0000409318        0.0000409318
     capital per share
     ---------------------------------------------------------------------------------------------------------

1.b) INTEREST ON OWNED CAPITAL PAYABLE BASED ON SHAREHOLDING AT
     DECEMBER 18, 2001

                                                --------------------------------------------------------------
                                                   COMMON SHARES      PREFERRED SHARES           TOTAL
     ---------------------------------------------------------------------------------------------------------
     Number of shares                            125,686,160,397      239,693,097,060      365,379,257,457
     ---------------------------------------------------------------------------------------------------------
     Total interest on owned capital                8,599,705.50        16,400,294.50        25,000,000,00
     ---------------------------------------------------------------------------------------------------------
     Total interest on owned                      0.000068422056       0.000068422056       0.000068422056
     capital per share
     ---------------------------------------------------------------------------------------------------------

2. DIVIDENDS
In addition, as provided by article 35 of the Company's Bylaws and in accordance with article 202 of law number 6404/76, this administration proposes the approval of the following distribution of dividends in the amount of R$ 40,500,079.00 (forty million, five hundred thousand and seventy-nine Brazilian Reais) to the owners of the Company's preferred and common shares, as decided by the Company's Board of Directors:
2.a) INTEREST ON OWNED CAPITAL PAYABLE BASED ON SHAREHOLDING AT MARCH 25, 2002

                                                --------------------------------------------------------------
                                                   COMMON SHARES      PREFERRED SHARES          TOTAL
     ---------------------------------------------------------------------------------------------------------
     Number of shares                            125.686.160.397      239,693,097,060     365,379,257,457
     ---------------------------------------------------------------------------------------------------------
     Total Dividends                               13,931,550.10        26,568,528.90       40,500,079.00
     ---------------------------------------------------------------------------------------------------------
     Dividends per share                          0.000110843947       0.000110843947      0.000110843947
     ---------------------------------------------------------------------------------------------------------

1. Accumulated profit

The Administration proposes that the remaining balance of Net Income, added to the amount of R$ 97,675,880.47 (ninety-seven million, six hundred and seventy-five thousand, eight hundred and eighty Brazilian Reais and forty-seven cents) relative to the reversion of the reversion of the Unrealized Income Reserve, totaling the amount of R$ 214,874,758.97 (two hundred and fourteen million, eight hundred and seventy-four thousand, seven hundred and fifty-eight

Brazilian Reais and ninety-seven cents), remain in the Accumulated Profit account as Retained Profit, in conformity with article 196 of law number 6404/76, for future Capital increase aiming at the profit-retention required from the controlled companies for expansion of their plants, based on the capital budget to be submitted and approved in General Assembly.

                                                                       R$
--------------------------------------------------------------------------------
Net Income in the period                                         208,104,165.79
--------------------------------------------------------------------------------
(+) Reversion of Unrealized profit reserve                        97,675,880.47
--------------------------------------------------------------------------------
(-) Legal reserve                                                (10,405,208.29)
--------------------------------------------------------------------------------
(=) ADJUSTED NET INCOME IN THE PERIOD                            295,374,837.97
--------------------------------------------------------------------------------
(-) proposed Interest on Owned Capital (gross value)             (40,000,000.00)
--------------------------------------------------------------------------------
(-) Proposed dividends                                           (40,500,079.00)
--------------------------------------------------------------------------------
ACCUMULATED PROFIT IN THE PERIOD                                 214,874,758.97
--------------------------------------------------------------------------------

Brasilia-DF, April 10, 2002. ALEXANDRE BELDI NETTO, Chairman of the Board". After being submitted to discussion and voted, the Administration's proposal and the capital budget were unanimously approved. The Chairman also informed the shareholders that the documentation relative to items 1 through 3 in the order of the day are from now on part of the present minutes and shall be filed appropriately with the Company. The BANCO DO BRASIL PENSION FUND (Caixa de Previdencia dos Funcionarios do Banco do Brasil) abstained from voting items 2 and 3. Moving on to ITEM 4 IN THE ORDER OF THE DAY, relative to the date of payment of the Interest on Owned Capital and Dividends, the Chairman submitted the proposal to carry out the payment of the dividend and the Interest on Owned Capital approved above in the value of R$ 40,500,079.00 (forty million, five hundred thousand and seventy-nine Brazilian Reais), which was unanimously approved and R$ 34,000,000.00 (thirty-four million Brazilian Reais) respectively, prior to the end of the month of September of the current fiscal year, in the terms of article 205 of law 6404/76. The BANCO DO BRASIL PENSION FUND (Caixa de Previdencia dos Funcionarios do Banco do Brasil) abstained from voting items 2 and 3. Moving on to ITEM 5 IN THE ORDER OF THE DAY, relative to the election of the members of the Company's Statutory Audit Committee, as provided under article 161 of law number 6404/76, the owners of preferred shares voted separately and elected as their representative in the Audit Committee Mr. JOAO JOSE CAIAFA TORRES, a married Brazilian citizen, a bank clerk registered with the Brazilian National Registry under number 10.820-CRC/MG and with the Brazilian National Tax Roll (CPF) under number 010 570 496-20, residing and domiciled in Brasilia-DF, at SQS 206 BLOCO "A" APTO 404 as a FULL MEMBER, and Mr. ADELIO REZENDE ARAUJO, a married Brazilian citizen, a bank clerk registered with the Brazilian National Registry under number 637.055-SSP-DF and CPF number

019.913.371-91, residing and domiciled at SHIS QUADRA Q-17 CONJUNTO 7 CASA 05, LAGO SUL, BRASILIA-DF as a SUBSTITUTE MEMBER. As provided under item "b" of the law mentioned above, the major shareholder, in the person of his representative, appointed the following persons, who were elected: Mr. AUGUSTO PATARELI, a married Brazilian citizen, an economist registered with the Brazilian National Registry under number 627.087-SSP-DF and CPF/MF n 207.313.618-49, residing in Brasilia-DF, at SQN 202 BLOCO F, APTO. 102; Mr. FRANCISCO JOSE BECKER DIAS, a married Brazilian citizen, an electronical engineer registered with the Brazilian National Registry under number 32229366-2-SSP-SP and CPF/MF 108.566.410-49, residing in the city of Sao Paulo-SP, at RUA DEPUTADO LAERCIO CORTE, 350/101-A; Mr. AUREO MONTEIRO DE MORAES, a married Brazilian citizen, a business administrator registered with the Brazilian National Registry under number 173.435-SSP-DF and CPF/MF 023.635.771-91, residing in Brasilia-DF, at QE 26 CONJ. O CASA 20 - GUARA II; Mr. RENE DE OLIVEIRA GARCIA JUNIOR, an unmarried Brazilian citizen, an economist registered with the Brazilian National Registry under number 05.664.151-7 - SSP-SP and CPF/MF 666.171.707-68, residing and domiciled in Rio de Janeiro, at AV. RUI BARBOSA, N 566/601, FLAMENGO as FULL MEMBERS and Mr. JORGE ALVES MEDEIROS, a married Brazilian citizen, an economist registered with the Brazilian National Registry under number 246.157-SSP-DF and CPF/MF n 127.054.247-00, residing in the city of Brasilia, DF, at AOS, QUADRA 5, BLOCO B, APTO. 108; Mr. EZEQUIAS FERREIRA, a married Brazilian citizen, an accountant registered with the Brazilian National Registry under number 160.376-SSP-DF and CPF/MF 076.262.741-72, residing in Brasilia-DF, at SHN QUADRA 2 BLOCO J, LOJA 116, ED. GARVEY PARK HOTEL; Mr. FRANCISCO DE ASSIS NOGUEIRA DA SILVA, a married Brazilian citizen, an accountant registered with the Brazilian National Registry under number 089.709-SSP-DF and CPF/MF 038.407.941-53, residing in the city of Brasilia-DF, at SQS 206, BLOCO D, APARTAMENTO 202 and Mr. ISAIR BARRETO DE MELO, a married Brazilian citizen, an accountant registered with the Brazilian National Registry under number 1.984.668 IFP-RJ and CPF/MF 022.788.637-20, residing at SHCGN 710 BLOCO U CASA 13 BRASILIA-DF as SUBSTITUTE MEMBERS to compose the Company's Statutory Audit Committee until a new General Shareholders Meeting is held in the year 2003. The elected members declared having no involvement with any felonious act which impede their occupation of the above mentioned positions. Moving on to ITEM 6 in the Order of the Day, relative to the remuneration of both the administrators and the members of the Audit Committee, the major shareholder in the person of his representative, proposed as remuneration of the administrators and the members of the Audit Committee the annual amount of R$ 1,500,000.00 (one million and five hundred thousand Brazilian Reais), to be distributed by the Board of Directors, which was unanimously approved. The BANCO DO BRASIL PENSION FUND (Caixa de Previdencia dos Funcionarios do Banco do Brasil) abstained from voting. Moving on to ITEM 7 in the order of the day, the Chairman of the Board initially clarified that the Company had to pay high costs for publishing its Acts during the fiscal year ended December 2001, given that the General Assembly appointed only one major newspaper for the referred publications, which reduced the Company's power to negotiate prices with the referred to newspaper, leading to a loss on the part of the Company and all its shareholders. Due to this fact and aiming to reduce the costs incurred by the Company for the publication of its corporate acts and nevertheless always respecting the publicity principle and the dispositions under article 289 of law 6404/76 and all the remaining applicable regulations, the Chairman submitted the authorization for the Company to conduct a bidding process and choose one of the following major newspapers, which was unanimously approved: for the Company's official publications, GAZETA MERCANTIL NACIONAL, O ESTADO DE SAO PAULO or VALOR ECONOMICO. In addition, all the Company's corporate acts should also be published by the DIARIO OFICIAL DO DISTRITO FEDERAL and by all other means provided by law. The BANCO DO BRASIL PENSION FUND (Caixa de Previdencia dos Funcionarios do Banco do Brasil) abstained from voting. With no further issues to address in the order of the day, the Assembly adjourned and the present minutes were drawn. After the session was reopened the present minutes were read, approved and signed by the representative of the Major Shareholder, by all other shareholders who wished to do so, by the Chairman of the Board and by his secretary. Brasilia-DF, April 29, 2002. I certify that the present minutes represent the copy of its original, drawn in the appropriate minute book.

                          MARIO CESAR PEREIRA DE ARAUJO
                              CHAIRMAN OF THE BOARD

                          REINALDO FELISBERTO DAMACENA
                   REPRESENTATIVE OF THE MAJORITY SHAREHOLDER

                              CINTIA SILVA CARNEIRO
                 P.P. GLOBAL ADVANTAGE F. EMERGING MARKETS FUND
                          STATE STREET EMERGING MARKETS
                  DG BANK LUXEMBOURG REFERENCE PRO FONDS EM. M.
                      F&C EMERGING MARKETS COMMINGLED TRUST
                  FRANK RUSSEL INVEST. CO-EMERG. MARKETS FUND.


                             ANTONIO DE PADUA ARAUJO
          P.P. CAIXA DE PREVIDENCIA DOS FUNCIONARIOS DO BANCO DO BRASIL


                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    SECRETARY

--------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Tele Centro Oeste Cellular Holding Company

Date: April 30, 2002              By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President